FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 4, 2004.
2.	Press release dated October 18, 2004.
3.	Press release dated October 19, 2004.
4.	Press release dated October 20, 2004.
5.	Press release dated October 27, 2004.
6.	Press release dated October 27, 2004.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 29, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM NEON TECHNOLOGY FUELS CONSUMER ELECTRONICS
GROWTH WITH NEXT-GENERATION MOBILE MULTIMEDIA
ACCELERATION

New media and signal processing technology will be implemented in next-generation
ARM processors

CAMBRIDGE, UK – Oct. 4, 2004 – ARM [(LSE: ARM) (Nasdaq: ARMHY)] today launched its new NEON™ technology, a media and signal processing solution designed to accelerate a broad range of applications. The ARM® NEON technology is targeted for mobile and consumer products that need the flexibility to implement multiple combinations of video encode/decode, 3-D graphics, speech processing, audio decoding, image processing, and baseband functionality. NEON technology will be implemented in future ARM processors, and will be supported by ARM and third-party tool chains enabling broad industry adoption.

NEON technology is a 64/128-bit SIMD (single instruction multiple data) instruction set that provides standardized acceleration for next generation media and signal processing applications. NEON technology can execute an MP3 audio decoder in less than 10 CPU MHz, and can run the GSM AMR (Adaptive Multi-Rate) speech codec using only 13 CPU MHz. It features a comprehensive instruction set, separate register files, and independent execution hardware. NEON supports 8-, 16-, 32- and 64-bit integer, and single precision floating-point SIMD operations for handling audio/video processing as well as graphics and gaming processing.

“NEON technology benefits everyone from the consumer to the chip designer,” said Mike Inglis, executive vice president, Marketing, ARM. “It will deliver to the consumer desktop-quality audio, video, and 3-D graphics using a solution that can be reprogrammed for changing industry standards. NEON technology offers system designers unrivalled flexibility and performance while meeting the exacting power and area constraints of next generation mobile and consumer products.”

“We have come to expect ARM to produce these kinds of advancements,” said Tony Massimini, chief of technology, micrologic, Semico Research Corporation. “The

NEON technology is further evidence that ARM continues to develop enhancements for the ARM core that satisfy the growing demands of the cell phone and digital consumer market.” “Together, TI and ARM are enabling the growth of multimedia applications on handsets, making the cell phone an entertainment device,” said Paul Werp, director, Cellular Systems, Texas Instruments. “The NEON technology multimedia capabilities provide a significant boost that can enable more applications to run on the ARM core, both cost- and power-effectively.”

“As mobile devices become the primary targets for delivering streaming video, audio, digital photography, and 3-D gaming services to consumers, the need for powerful and reprogrammable, yet efficient processors has grown,” said Mike McCourt with FreeScale’s wireless group. “Products built upon industry standards accelerate product level support for new content-based features. Freescale, a key ARM Partner and a member of the Khronos group, has been active in driving the OpenMAX initiative and endorsing the NEON technology strategy. These technologies taken together will help drive the expansion of products and services for the mobile market.

NEON technology’s diverse instruction set has been designed in conjunction with vectorizing C compiler technology and will be released with C compiler support for the ARM developer community. The new technology is a target of the OpenMAX APIs being defined by the Khronos group to enable software portability, reuse, and reduced time to market.

NEON technology is designed to complement the ARM OptimoDE™ data engine, and employs a fixed instruction set designed to address a broad range of applications in software running on general purpose processors. OptimoDE data engines implement highly configurable VLIW instructions to deliver exceptional application specific performance. Many applications including next-generation mobile handsets will use both the NEON and OptimoDE technologies to implement outstanding baseband and applications performance.

NEON technology will be implemented in future families of ARM processors. In order to provide for the specific demands of its Partners’ highly vertical applications, ARM has created core technologies suited to multiple markets at multiple price and performance points: ARM TrustZone™ technology for data security; Jazelle® technology for Java acceleration; Intelligent Energy Manager for power management; and now the NEON technology and OptimoDE data engines for media and signal processing.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. NEON, OptimoDE and TrustZone are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 2

ARM TECHNOLOGY POWERS FREESCALE MAC7100 32-BIT MCU FAMILY
FOR AUTOMOTIVE APPLICATIONS

The ARM7TDMI processor is the architect ure of choice for Freescale’s 32-bit body, chassis and safety products due to small size and extensive support

CONVERGENCE 2004, DETROIT – Oct. 18, 2004 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], received further endorsement today when Freescale Semiconductor (NYSE:FSL) announced today at Convergence, the availability of its ARM Powered® MAC7100 32-bit microcontroller (MCU) family. Freescale is addressing the next-generation requirements of automotive designs in body, chassis and safety by basing the MAC7100 family on the ARM7TDMI® processor due to its small size, high performance and extensive support.

To reduce costs, automotive designers are converging functionality of distinct modules, whilst at the same time formalizing software methods to improve reliability. The result is a requirement for a power efficient, well supported, software engine.

Combining the efficiencies of the ARM7TDMI processor and flexibility of Freescale’s standard platform architecture, the 32-bit MAC7100 MCU family is designed to meet the cost and complexity needs of a wide range of automotive applications, including climate control systems, airbags and EPAS (electric power assisted steering).

“We welcome the fact that one of the leading suppliers to the automotive industry is utilizing, the ARM® architecture. ARM has been working with the Freescale automotive team for more than two years and we are now able to disclose our relationship and the results of our developments,” said Mike Inglis, EVP, Marketing, ARM “With car electronics systems becoming more sophisticated, silicon geometries shrinking and supply strategies becoming more complex, the Freescale and ARM solution offers the right combination to meet the demands of suppliers to the car industry.”

“This is the first Freescale family of microcontrollers for automotive, based on ARM processors. ARM’s MCU experience coupled with the comprehensive range of off-the-shelf industry standard tools helps reduce design cycles as well as allow for highly-differentiated solutions for specific applications,” said Alex Pepe, general manager for Freescale Semiconductor’s 32-bit Embedded Controller Division. “With this new family, we have deepened and broadened our roadmap across the performance spectrum to better meet the needs of those automotive applications outside of Powertrain.”

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM China Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

# # #

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk

Item 3

ARM INTRODUCES THE CORTEX-M3 PROCESSOR THE FIRST IN
A NEW FAMILY OF NEXT-GENERATION PROCESSORS

First of new processor family targets cost-sensitive applications including microcontrollers, automotive systems and white goods

CAMBRIDGE, UK–Oct. 19, 2004–ARM [(LSE:ARM);(Nasdaq:ARMHY)] today announced at the first annual ARM® Developers’ Conference in Santa Clara, Calif., the launch of the ARM Cortex™-M3 processor, which is specifically designed to meet the requirement for high system performance in extremely cost-sensitive embedded applications, such as microcontrollers, automotive body systems, white goods, and networking devices. The ARM Cortex-M3 processor, with multiple technologies to reduce costs while delivering industry-leading power and performance in a small core, is an ideal processor to accelerate the migration of thousands of applications to high performance 32-bit computing.

“The 32-bit microcontroller industry blossomed in the last 5 years, quadrupling in revenues to reach $2.4bn in 2003. Over the next five years, the market will double in size again,” said Tom Starnes, research vice president, Gartner.

“The ARM Cortex-M3 processor significantly extends the reach of the ARM architecture, and advances our goal of providing processor solutions for the entire digital world,” said Mike Inglis, EVP Marketing, ARM. “By providing our Partners with a design that delivers high performance at low cost, we are enabling them to accelerate the delivery of highly competitive products into the volume automotive and microcontroller markets, and speed the migration from legacy technology.”

The ARM Cortex family comprises three “Series”, which all implement the Thumb®-2 instruction set to address the increasing demands of various markets:

  ARM Cortex-A Series: applications processors for complex OS and user applications;
  ARM Cortex-R Series: embedded processors for real-time systems;
  ARM Cortex-M Series: deeply embedded processors optimized for cost-sensitive applications including microcontrollers.

“Our silicon Partners are looking for strong architectural innovations across the whole of the digital performance spectrum to drive down device costs while delivering higher performance in practically every application,” said John Cornish, director of product marketing, ARM. “The new Cortex family strategy enables us to deliver cores that are highly targeted at specific application requirements, which in turn enables our Partners to deliver extremely competitive devices.”

Third-Party Endorsement

Express Logic and Mentor Graphics are porting their ThreadX and Nucleus Real-Time Operating Systems (RTOS) technologies to the ARM Cortex-M3 processor. The companies have additionally agreed to engineer significant improvements to their software that will enable them to take advantage of the improvements the new processor delivers. RTOS support will ease the transition for Partners from legacy to next-generation microcontrollers and enable end users to more easily adopt the ARM Cortex-M3 processor.

Availability

The ARM Cortex-M3 processor will be released to ARM Partners in Q3 2005.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

# # # ends # # #

ARM and Thumb are registered trademarks of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Belgium N.V.

Item 4

ARM1176JZ-S PRIMEXSYS PLATFORM WITH AXI TECHNOLOGY
DELIVERS PERFORMANCE, POWER EFFIECIENCY, AND SECURITY

New version of PrimeXsys Platform using AMBA 3 AXI technology delivered to lead Partner, ST

CAMBRIDGE, UK – Oct. 20, 2004 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], announced today, at the first ARM® Developers’ Conference in Santa Clara, Calif., that it has released the latest PrimeXsys® Platform based on the ARM1176JZF-S™ 32-bit processor core to their lead Partner, STMicroelectronics. This latest ARM PrimeXsys Platform technology is being designed into STMicroelectronics Nomadik™ family of multimedia application processors.

“As an integral part of ST’s Nomadik™ family of application processors’ evolution, the ARM1176JZF-S PrimeXsys Platform with TrustZone technology will help ST to continue to offer the highest level of performance and security,” said Richard Chesson, director of Marketing, Multimedia Platform Unit in ST. “By combining Nomadik’s world-leading multimedia performance with the ARM1176JZF-S processor’s computing power and security features, we can better deliver the rich multimedia content and experience, as well as application performance that customers of new mobile services and operators will demand.”

The new PrimeXsys Platform has been developed using the AXI™ Backplane, which provides a data-efficient, highly-optimized link from the processor, through the Level-2 cache and memory controller, to external memory. The platform also implements ARM TrustZone technology for enhanced security, ARM Intelligent Energy Manager (IEM) technology for power efficiency, and CoreSight™ technology for easier system debug and faster time-to-market.

The platform is the first reference design for ARM TrustZone technology; a solution designed to support and meet the needs for enhanced security in next-generation consumer and wireless devices. TrustZone technology includes the ARM TrustZone architecture extensions as well as the recently announced TrustZone software. In the ARM1176JZF-S PrimeXsys Platform, security is treated as a system-level concern where tight integration of hardware with trusted software delivers significant benefits in terms of time-to-market and reduced risk. ARM TrustZone technology helps to protect the operating system, the protocol stack and the network against attack as well as securing users’ mobile data and downloadable applications, games and media content.

Ongoing consumer demand for increased performance in applications such as mobile multimedia and digital TV has led to more complex systems and the need for significant in-system performance gains. Due to these demands, developers have become far more aware of the power consumption of the processor. The ARM1176JZF-S processor within the PrimeXsys Platform is the first ARM processor to integrate support for ARM Intelligent Energy Manager technology, which increases the battery life of handheld portable devices by optimally balancing processor workload and power consumption. This enables end users to take advantage of the latest mobile applications for significantly longer intervals before their device requires re-charging.

In addition to improved performance, the inclusion of CoreSight technology for system level debug and trace, equips Partners with system-wide monitoring and profiling capabilities in one package, reducing system integration time by up to 40 percent. The technology is ideal for engineers looking to develop high-performance SoC designs for multimedia, wireless and set-top box applications.

Verification is one of the biggest investments when developing a SoC and the PrimeXsys Platform delivers a fully configurable verification environment. This verification environment provides a mechanism to run concurrent tests to establish data flow interactions in the PrimeXsys Platform-based SoC system enabling system designers to complete their high-performance ARM1176JZF-S processor-based SoC rapidly and with low risk.

“A tightly integrated subsystem around the CPU core fundamentally determines overall system performance, security and power efficiency,” said Bryan Lawrence, product marketing manager, PrimeXsys Platforms, ARM. “The ARM1176JZF-S PrimeXsys Platform significantly enhances design productivity while enabling design teams to customize and differentiate the design for their specific application and market requirements.”

About AMBA 3 AXI Backplane

The AXI backplane provides a data-efficient, highly-optimized link from the processor, through the Level-2 cache and memory controller, to external memory. The L220 AXI Level-2 Cache Controller unleashes the full performance of the ARM 32-bit processor family and typically increases the system performance by between 50 percent to more than 100 percent. This maximizes the performance of ARM11™ family-class processors even when used with slower, low-power SDRAM memory.

AMBA™ 3 technology is the latest revision of a de-facto industry standard which since 1995 has been adopted by a large part of the industry, including more than 90 percent of ARM Partners. The technology was created by ARM in close cooperation with over 30 ARM Partners and provides features which enable the design of tomorrow’s high performance systems through efficient implementation, and with the cost savings of IP reuse. AMBA 3 technology is the only IP interface which is designed to support all the advanced features provided by the ARM architecture. The specifications are provided openly by ARM and are free of charge.

About Intelligent Energy Manager (IEM) Technology

As devices become more complex and are required to perform multiple tasks, achieving low-power consumption is now a critical requirement in most designs. In addition to affecting battery-life for portable designs, power is an important determinant in system cost and reliability. IEM technology is a combination of hardware and software components, which can apply both clock and voltage scaling techniques to help minimize power consumption while the chip is active. The ARM1176JZF-S PrimeXsys Platform integrates support for ARM Intelligent Energy Manager technology which reduces processor energy usage by up to 75 percent. This enables end users to take advantage of the latest mobile applications for significantly longer intervals before their device requires re-charging.

About TrustZone Technology

TrustZone technology provides a secure foundation for systems running open Operating Systems (OS), such as Linux, Palm OS®, Symbian OS and Windows CE. In addition, TrustZone technology complements secure application environments such as Sun Microsystems’ Java™ technology by making security implementation on devices more efficient. ARM TrustZone technology is implemented within the microprocessor core itself and extended into the system design, enabling the protection of on-chip memory and peripherals. Since the security elements of the system are designed into the core hardware, security issues surrounding proprietary, non-portable solutions outside the core are removed. In this way, security is maintained as an intrinsic feature at the heart of every device, with minimal impact to the core area or performance, while enabling developers to build any additional security, for example cryptography, onto the secure hardware foundation.

About CoreSight Technology

The ability to provide effective debug capability is crucial in ensuring that application software design proceeds to budget and within timescale. The integration of CoreSight technology significantly reduces time-to-market for developers. CoreSight technology builds on the ARM Embedded Trace Macrocell™ (ETM) real-time trace module, which is capable of instruction and data tracing inside a core, which enables information on the processor’s activity to be captured both before and after a specific instruction, whilst allowing the core to continue to run at full speed.

For silicon manufacturers, the higher compression rates of ARM CoreSight technology provide a solution that extends debug and trace capabilities into new, higher frequency processor technologies. By using CoreSight technology, manufacturers can lower product cost by reducing the number of pins needed for debug, as well as the silicon area needed for on-chip trace buffers.

Pricing and Availability

The ARM1176JZF-S PrimeXsys Platform is available for license today. The platform will also be implemented in test silicon and made available on the next generation of ARM RealView® Versatile Platform Baseboards. ARM will provide OS ports for the baseboard, including embedded LINUX, Symbian OS and Windows CE. The baseboard and software will be available in the second half of 2005. TrustZone software is licensed separately from ARM and will be available in Q1 2005.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, PrimeCell, PrimeXsys and RealView are registered trademarks of ARM Limited. ARM11, ARM1176JZF-S, CoreSight, AMBA, AXI, Embedded Trace Macrocell and TrustZone are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

PRESS CONTACT

Niall O’Malley
+44 208 996 4141

Item 5

ARM AND PHILIPS’ HANDSHAKE SOLUTIONS COLLABORATE TO
DEVELOP CLOCKLESS PROCESSOR

ARM processor will utilize Handshake Solutions’ low-power, self-timed technology

EINDHOVEN, THE NETHERLANDS AND CAMBRIDGE, UK, –Oct. 27, 2004 – Handshake Solutions, a Royal Philips Electronics line of business, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced the joint development and marketing of an ARM® processor using Handshake Solutions’ unique low-power, self-timed technology. The partnership provides Handshake Solutions with a license to develop the breakthrough implementation using their unique design flow and methodology.

The ARM processor will utilize Handshake Solutions’ Handshake Technology, which is the industry’s first production proven methodology for using self-timed circuitry in commercial applications. Handshake Technology has been used for more than five years in tens of millions of products including smart cards, advanced pagers, In-Vehicle Network transceivers, and cordless handsets. The compact asynchronous ARM processor will be particularly useful in the smart card, consumer electronics, and automotive markets because of its very low-power consumption and low Electro Magnetic Interference (EMI).

“Handshake Solution’s technology has already been successfully implemented in millions of ICs available in the market today,” said Wouter Van Roost, chief executive officer, Handshake Solutions. “Applying Handshake Technology to the industry-leading ARM architecture will result in a new type of ultra low-power processor, enabling new classes of application.”

“ARM has always been the low-power leader in embedded microprocessors,” said Mike Inglis, executive vice president, Marketing, ARM. “Our partnership with Handshake Solutions will enable new ultra-low power applications in the smart card, consumer electronics, and automotive markets, while preserving the easy integration common to all ARM processors.”

This new ARM processor is compliant with the ARMv5TE architecture and optimized for use in both synchronous and asynchronous system-on-chip designs,

permitting easy integration by semiconductor makers. The key benefits of the processor include low Electro Magnetic emission, reducing the probability of interfering with sensitive circuitry, and low peak currents, reducing system power requirements. Because asynchronous processors consume zero dynamic power when there is no activity, they can significantly extend battery life. ARM has long recognised the potential of asynchronous design and has supported the Amulet® project lead by Professor Steve Furber at Manchester University.

Availability and Tool Support

The new ARM processor will be available as a licensable core from ARM in Q1 2005. It will be supported by Handshake Solutions’ advanced design tools and methodology that enables customers to design a complete or partially asynchronous chip. More information on Handshake Solutions can be found at www.handshakesolutions.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world's biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

# # #

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

For media enquiries only, please contact:
Hans Driessen
Philips - Handshake Solutions
Public Relations Department
Tel.: +31.40.2746692
Fax: +31.40.2744947
E-mail: hans.driessen@philips.com

Michelle Spencer
ARM Corporate Communications Tel:
+44 1628 427780
E-mail: michelle.spencer@arm.com

Item 6

CADENCE AND ARM TACKLE SIGNAL INTEGRITY ISSUES FOR FOUNDRY
PROGRAM PARTNERS WITH NEW VIEWS

Chip-level signal integrity issues can be detected and corrected earlier in the design process

SAN JOSE, Calif., AND CAMBRIDGE, UK —Oct. 27, 2004—Cadence Design Systems, Inc. [(NYSE: CDN); (Nasdaq: CDN)], and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced the availability of signal integrity (SI) views from ARM for Foundry Program Partners. For designers incorporating hardened ARM® processors into their designs, these views give access to critical data required to perform detailed voltage drop and SI analysis. This analysis speeds time-to-market of nanometer-scale system-on-chip (SoC) designs by rapid detection and resolution of critical SI issues. The ARM processor views support industry-leading Cadence tools, including CeltIC™ crosstalk analysis and repair and VoltageStorm® power grid analysis, which are core technologies within the Cadence® Encounter™ digital IC design platform.

As customers move to 130 nanometers and below, voltage drop and SI issues pose increased risks of chip failure and poor yield. When combined with the growing use of hardened intellectual property (IP), the risk of critical design problems due to SI issues is even greater because designers previously had no SI views for the hardened IP. This joint solution provides the critical characteristics of hardened IP processors provided by ARM that will enable designers to find and correct SI problems earlier in the design process, speeding time-to-market for ARM Partners.

“The collaboration between Cadence and ARM to deliver these views will enable us to identify and correct potential chip failure and yield loss problems before tapeout, and shorten our time-to-market,” said Dr. Chi-Sin Wang, chairman and chief executive officer at Centrality Communications. “The availability of these models will enable us to fully utilize the capabilities of Cadence’s SI analysis solutions in our SoC designs.”

“ARM and Cadence have provided yet another important capability to enable faster, and more accurate verification of designs incorporating hardened ARM IP,” said Keith

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Clarke, vice president, Engineering, ARM. “The co-development of these SI views further reduces the risk for our Foundry Program Partners, and will continue to help reduce overall time to working silicon for our Partners.”

“Identifying and correcting signal integrity issues early in the design cycle is critical to first silicon success,” said Jan Willis, senior vice president, Industry Marketing, Cadence. “By optimizing the silicon design chain for our customers, Cadence and ARM are enhancing the successful implementation of nanometer designs.”

The signal integrity views are available from ARM for its Foundry Program Partners.

About Cadence

Cadence is the world’s largest supplier of electronic design technologies and engineering services. Cadence products and services are used to accelerate and manage the design of semiconductors, computer systems, networking equipment, telecommunications equipment, consumer electronics, and other electronics based products. With approximately 4,850 employees and 2003 revenues of approximately $1.1 billion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, Calif., and trades on both the New York Stock Exchange and Nasdaq under the symbol CDN. More information is available at www.cadence.com.

--end--

Cadence, the Cadence logo and VoltageStorm are registered trademarks and Encounter and CeltIC are trademarks of Cadence Design Systems, Inc. in the U.S. and other countries. All other trademarks are the property of their respective owners.

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Belgium N.V.

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